Exhibit 2.11

RISK FACTORS

You should carefully consider the following factors in addition to the other information contained in this offering memorandum and in Appendix “B” attached hereto and other public filings before you decide to purchase the Notes. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of the Notes on the secondary market could fall, we may not be able to meet our obligations under the Notes, and you may lose all or part of your investment.

Our operations are affected by a number of underlying risks, both internal and external to the Company. These risks are similar to those affecting others in the oil and gas industry. The Company’s financial position, results of operations, and cash available for dividends on our Common Shares are directly impacted by these factors.

Risks Related to the Notes

Risks Relating to the Unsecured Nature of the Notes

The Notes will be unsecured obligations of the Company and will rank equally in right of payment (except as to sinking funds and as to claims preferred by operation of law) with all other existing and future unsecured obligations of the Company. The Notes will be effectively subordinated to all existing and future secured obligations of the Company to the extent of the assets securing such obligations. If the Company is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of the Notes. In that event, a holder of Notes may not be able to recover any principal or interest due to it under the Notes.

Structural Subordination

Perpetual is predominantly a holding company and the majority of its operations are conducted by its directly and indirectly wholly-owned subsidiaries. See “Our Company”. Perpetual must rely upon distributions, dividends and other payments from its subsidiaries to generate the funds necessary to pay the principal of and interest on the Notes. The ability of Perpetual’s directly and indirectly wholly-owned subsidiaries to pay distributions, dividends and other payments to Perpetual may be restricted by, among other things, the availability of cash flows from operations, contractual restrictions in Perpetual’s debt instruments, including the Credit Facility, applicable corporate and other laws and other agreements of Perpetual’s subsidiaries. In the event of a bankruptcy, liquidation or reorganization of the Company, holders of the Company’s indebtedness (including holders of Notes) may become subordinate to lenders to the Company’s subsidiaries, except to the extent that guarantees are provided and enforced.

Only the directly and indirectly wholly-owned subsidiaries of Perpetual identified as Guarantors under “Description of the Notes” will provide a Guarantee pursuant to which holders of Notes will be entitled to seek redress from such subsidiaries. These Guarantees are intended to eliminate structural subordination which arises as a consequence of a significant portion of the Company’s consolidated operating assets being held in various subsidiaries. In addition, there can be no assurance that holders of Notes will be able to effectively enforce the Guarantee. See “Description of the Notes”.

Interest Rate Risk

Prevailing interest rates will affect the market value of the Notes, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Notes, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Restrictions on Resale

The Notes offered by this offering memorandum in Canada and the United States are being offered on a private placement basis. Accordingly, any resale of such Notes must be made in accordance with an exemption from the registration and prospectus requirements of applicable Canadian and United States securities laws, which vary depending on the province, state or country. Perpetual is a reporting issuer in all of the provinces and territories of Canada and files reports under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). Purchasers of the Notes are advised to seek legal advice prior to any resale of the Notes. The Notes have not been registered under the U.S. Securities Act or any state securities laws and no offer to exchange the Notes in a transaction registered under the U.S. Securities Act will be made. Consequently, the Notes may not be transferred or resold except in a transaction exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Selling security holders also may be subject to restrictions and potential liability under the U.S. Securities Act. See “Representations of Purchasers” and “Plan of Distribution”.

Liquidity Risk

There is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this offering memorandum. The Notes will not be listed on any exchange. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation.

If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, Perpetual’s performance and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Notes. To the extent that an active trading market for the Notes does not develop, the liquidity and trading prices for the Notes may be adversely affected.

Change of Control

If Perpetual experiences a Change of Control, Perpetual may be required to make an offer to repurchase all of the Notes prior to their maturity. Perpetual may not have sufficient funds or be able to arrange for additional financing at the time of the Change of Control to make the required repurchase of the Notes. There is no sinking fund with respect to the Notes.

Guarantor Release

A Guarantor will be automatically released from its Guarantee upon the occurrence of certain events, including the following:

●	the designation of such Guarantor as an Unrestricted Subsidiary;
●

the release or discharge of all guarantees of the Indebtedness of the Company or another Restricted Subsidiary granted by such Guarantor, including the release or discharge of any guarantee of Indebtedness that resulted in the creation of the Guarantee; or

●	the sale or other disposition, including the sale of all or substantially all of the assets, of such Guarantor or the sale or issuance of a majority of the shares of such Guarantor to a third party.

If any such Guarantee is released, no holder of Notes will have a claim as a creditor against any such former Guarantor and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of such former Guarantor will be effectively senior to the claim of any holders of the Notes. See “Description of the Notes”.

Credit ratings may not reflect all risks of an investment in the Notes and may change

Credit ratings may not reflect all risks associated with an investment in the Notes. Any credit ratings applied to the Notes are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Notes. The credit ratings, however, may not reflect the potential impact on the value of the Notes of risks related to structure, market or other factors discussed in this offering memorandum. Perpetual is under no obligation to maintain any credit rating with credit rating agencies and there is no assurance that any credit rating assigned to the Notes will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering, withdrawal or failure to maintain any credit ratings applied to the Notes may have an adverse effect on the market price or value and the liquidity of the Notes.

Canadian bankruptcy and insolvency laws may impair the Indenture Trustee’s ability to enforce remedies under the Notes.

The rights of the Indenture Trustee to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to Perpetual. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. The powers of the court under the Bankruptcy and Insolvency Act (Canada), and particularly under the Companies’ Creditors Arrangement Act (Canada), have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, Perpetual cannot predict whether payments under the Notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the Indenture Trustee could exercise its rights under the Indenture or whether and to what extent holders of the Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the Indenture Trustee.

The ability to enforce civil liabilities in Canada under U.S. securities laws may be limited.

We are a corporation incorporated and organized under the laws of province of Alberta. Our directors and officers and the experts named in this offering memorandum reside principally in Canada. Because these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon those persons.

Furthermore, it may not be possible for you to enforce against us or them, in the United States, judgments obtained in U.S. courts, because all or a substantial portion of our assets and the assets of those persons are located outside the United States. There are defenses that can be raised to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws, such that the enforcement in Canada of such judgments is not certain. Therefore, it may not be possible to enforce those judgments against us, our directors and officers or the experts named in this offering memorandum.

Applicable statutes allow courts, under specific circumstances, to void the Guarantees of certain of the Guarantors.

Perpetual’s creditors or the creditors of one or more Guarantors could challenge the Guarantees as a fraudulent transfer, conveyance or preference or on other grounds under applicable Canadian federal or provincial law or United States federal or state law, as applicable. While the relevant laws vary from one jurisdiction to another, the entering into of the Guarantees by certain Guarantors could be found to be a fraudulent transfer, conveyance or preference or otherwise void if a court were to determine that:

●	the Guarantor delivered its Guarantee with the intent to defeat, hinder, delay or defraud its existing or further creditors;
●	the Guarantor did not receive fair consideration for the delivery of the Guarantee; or
●	the Guarantor was insolvent at the time it delivered the Guarantee.

To the extent a court voids a Guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of Notes would cease to have any direct claim against the Guarantor. If a court were to take this action, the Guarantor’s assets would be applied first to satisfy the Guarantor’s liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to Perpetual to be applied to the payment of the Notes. If a court were to conclude that the Guarantee should be subordinated for equitable reasons to claims of other creditors of a Guarantor, then those other creditors must be satisfied before any portion of the assets of that Guarantor would be available to satisfy the Guarantee. Perpetual cannot assure you that a Guarantor’s remaining assets would be sufficient to satisfy the claims of the holders of the Notes relating to any voided portions or subordinated portions of the Guarantees.

In addition, the corporate statutes or other instruments governing the Guarantors may also have provisions that serve to protect each Guarantor’s creditors from impairment of its capital from financial assistance given to its corporate insiders where there are reasonable grounds to believe that, as a consequence of this financial assistance, the Guarantor would be insolvent or the book value, or in some cases the realizable value, of its assets would be less than the sum of its liabilities and its issued and paid-up share capital. While the applicable corporate laws may not prohibit financial assistance transactions and a Company is generally permitted flexibility in its financial dealings, the applicable corporate laws may place restrictions on each Guarantor’s ability to give financial assistance in certain circumstances. A court may also, in certain circumstances, hold that the Guarantees should be subordinated for equitable reasons to claims of other creditors of a Guarantor.

Other Risks

Shut in Natural Gas Reserves as a Result of Gas Over Bitumen Issues

Decisions by the AEUB and the Energy Resources Conservation Board (“ERCB”) (the successor administrative authority to the AEUB) have brought into question our ability to continue to produce natural gas from all of the Wabiskaw and McMurray formations in certain parts of the Athabasca Oil Sands Area in northeast Alberta. The AEUB has ordered shut-in of some of our production and reserves in this area.

On October 16, 2009, we announced that the ERCB issued Decision 2009-061 in response to applications by Sunshine Oilsands Ltd. and Total E&P Canada Ltd. for the shut-in of gas in the Liege Field within the Athabasca Oil Sands Area. Having considered the evidence submitted to an interim hearing, the ERCB concluded that production of gas from 228 intervals in 158 wells may present a risk to future bitumen recovery, pending the outcome of the full hearing of the applications. The Board also decided to shut in gas on an interim basis from 51 additional intervals in the Liege Wabiskaw A Pool, 15 additional intervals in the Liege Leduc A Pool, two additional intervals in the Liege Wabiskaw O Pool, and one additional interval in the Liege Wabiskaw M Pool Gas production of approximately 8.6 MMcf/d from a total of 70 wells was shut-in by the Company effective October 31, 2009, pursuant to Decision 2009-061. An additional 18 wells with production of approximately 1.9 MMcf/d have also been shut-in due to the shut-in of facilities in the area. These were sold in November 2010. However, as part of the sale agreement, we will continue to receive the reduction in royalties associated with the disposed assets, although effective ownership of the natural gas reserves has been transferred to the buyers.

On July 24, 2007, the AEUB released Decision 2007-056 related to the application for shut-in of certain natural gas production in northeast Alberta. Although we do not produce natural gas in the area identified in Decision 2007-056, the AEUB did note in its conclusions that a broad bitumen conservation strategy may be required for all areas where natural gas production may interfere with eventual bitumen recovery. It is possible that such a strategy, when drafted and implemented by the AEUB, will affect future natural gas production from our reservoirs located within the gas over bitumen areas of concern. Decision 2007-056 did not specifically provide a timeline or process for arriving at a general bitumen conservation strategy.

While we have no significant additional production recommended for shut-in by any party or the ERCB at this time and royalty adjustments are being received for production currently shut-in, we cannot ensure that additional production will not be shut-in in the future or that we will be able to negotiate adequate compensation for having to shut-in any such production. This could have a material adverse effect on the amount of cash available for payments on the Notes.

Solution Gas Ownership

A portion of our natural gas production is from properties where third parties hold bitumen rights. Certain of these third parties have suggested that “solution gas” exists within the bitumen and that therefore this solution gas is the property of the bitumen rights holder. If this is proven to be correct, and if it is demonstrated that this solution gas has been or may continue to be produced in association with the recovery of Perpetual’s conventional natural gas rights, these facts may give rise to a third party claim for compensation and impact future production and reserves. A successful claim in this regard may have a material adverse effect on our business, financial condition and operations.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our long-term commercial success depends on our ability to find, acquire, develop, commercially produce and market oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves we may have at any particular time, and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the our reserves will depend not only on our ability to explore and develop any properties we may have from time to time, but also on our ability to select and acquire suitable producing properties or prospects. No assurance can be given that we will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, our management may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that we will discover or acquire further commercial quantities of oil and natural gas.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, we may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Company. In accordance with industry practice, we are not fully insured against all of these risks, nor are all such risks insurable. Although we maintain liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event we could incur significant costs. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on our business, financial condition, results of operations and prospects.

Global Financial Crisis

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and continued in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. Although economic conditions improved towards the latter portion of 2009 and in 2010, as anticipated, the recovery from the recession has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in high volatility in the stock market.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Perpetual is and will continue to be affected by numerous factors beyond our control. Our ability to market our oil and natural gas may depend upon our ability to acquire space on pipelines that deliver natural gas to commercial markets. We may also be affected by deliverability uncertainties related to the proximity of our reserves to pipelines and processing and storage facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The prices of oil and natural gas prices may be volatile and subject to fluctuation. Any material decline in prices could result in a reduction of our net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of our recognized reserves. We might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in our expected net production revenue and a reduction in our oil and gas acquisition, development and exploration activities. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions, in the United States and Canada, the actions of OPEC, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the carrying value of our reserves, borrowing capacity, revenues, profitability and funds flows from operations and may have a material adverse effect on our business, financial condition, results of operations and prospects.

Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing credit and liquidity concerns. Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, our available bank borrowings may, in part, be determined by our borrowing base. A sustained material decline in prices from historical average prices could reduce our borrowing base, therefore reducing the bank credit available to us which could require that a portion, or all, of our bank debt be repaid.

We manage commodity price uncertainty through financial hedges and physical forward sale arrangements. There is a credit risk associated with counterparties with which we may contract.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

We makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as our ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Perpetual. The integration of acquired business may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that we can focus our efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Company.

Operational Dependence

Other companies operate some of the assets in which we have an interest. As a result, we have limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect our financial performance. Our return on assets operated by others therefore depends upon a number of factors that may be outside of our control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

We manage a variety of small and large projects in the conduct of our business. Project delays may delay expected revenues from operations. Project cost over-runs could make a project uneconomic. Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:

●	the availability of processing capacity;
●	the availability and proximity of pipeline capacity;
●	the availability of storage capacity;
●	the supply of and demand for oil and natural gas;
●	the availability of alternative fuel sources;
●	the effects of inclement weather;
●	the availability of drilling and related equipment;
●	unexpected cost increases;
●	accidental events;
●	currency fluctuations;
●	changes in regulations;
●	the availability and productivity of skilled labour; and
●	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, we could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. We compete with many other organizations in the search for, and the acquisition of, oil and natural gas properties, as well as the development, exploitation extraction and marketing of oil and natural gas. Our competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of Perpetual. Our ability to increase our reserves in the future will depend not only on our ability to explore and develop our present properties, but also on our ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery and storage. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase our costs, any of which may have a material adverse effect on our business, financial condition, results of operations and prospects. In order to conduct oil and gas operations, we require licenses from various governmental authorities. There can be no assurance that we will be able to obtain all of the licenses and permits that may be required to conduct operations that we may wish to undertake.

Climate Change

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”.

There has been much public debate with respect to Canada’s ability to meet these targets and the Government’s strategy or alternative strategies with respect to climate change and the control of greenhouse gases. The result of such meeting was the Copenhagen Accord, a non-binding political consensus rather than a binding international treaty such as the Kyoto Protocol. Our exploration and production facilities and other operations and activities emit greenhouse gases and we are required to comply with greenhouse gas emissions legislation in Alberta. We will also be required comply with the regulatory scheme for greenhouse gas emissions ultimately adopted by the federal government, which is now expected to be modified to ensure consistency with the regulatory scheme for greenhouse gas emissions adopted by the United States. The direct or indirect costs of these regulations may have a material adverse effect on our business, financial condition, results of operations and prospects. The future implementation or modification of greenhouse gases regulations, whether to meet the limits required by the Kyoto Protocol, the Copenhagen Accord or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of our Company. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on our Company and our operations and financial condition.

The direct or indirect costs of these regulations may have a material adverse effect on our business, financial condition, results of operations and prospects.

Variations in Foreign Exchange Rates and Interest Rates

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. In recent years, the Canadian dollar has increased materially in value against the United States dollar. Material increases in the value of the Canadian dollar negatively impact the Company’s production revenues. Future Canadian/United States exchange rates could accordingly impact the future value of our reserves as determined by independent evaluators.

To the extent that we engage in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which we may contract.

An increase in interest rates could result in an increase in the amount we pay to service debt, which could negatively impact the market price of the Common Shares.

Substantial Capital Requirements

We anticipate making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If our revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future exploration and development programs and fund future acquisitions. In addition, uncertain levels of near term industry activity coupled with the global credit crisis exposes the Company to additional access to capital risk. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Perpetual. The inability to access sufficient capital for our operations could have a material adverse effect on our business financial condition, results of operations and prospects.

Additional Funding Requirements

Our funds flow from reserves may not be sufficient to fund our ongoing activities at all times. From time to time, we may require additional financing in order to carry out our oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations. If our revenues from our reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect our ability to expend the necessary capital to replace our reserves or to maintain our production. If our funds flow from operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on terms acceptable to the Company. Continued uncertainty in domestic and international credit markets could materially affect our ability to access sufficient capital for our capital expenditures and acquisitions, and as a result, may have a material adverse effect on our ability to execute our business strategy and on our business, financial condition, results of operations and prospects.

Issuance of Debt

From time to time we may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase our debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, we may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Company’s articles nor our by-laws limit the amount of indebtedness that we may incur. The level of our indebtedness from time to time, could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to us and may delay exploration and development activities.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat our claim which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Geo-Political Risks

The marketability and price of oil and natural gas that we may acquired or discover is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil and natural gas. Conflicts, or conversely peaceful developments, arising in the Middle-East, and other areas of the world, have an impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of our net production revenue.

In addition, our oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of our properties, wells or facilities are the subject of terrorist attack it may have a material adverse effect on our business, financial condition, results of operations and prospects. We will not have insurance to protect against the risk from terrorism.

Management of Growth

We may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

Expiration of Licenses and Leases

Our properties are held in the form of licences and leases and working interests in licences and leases. If we or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of our licences or leases or the working interests relating to a licence or lease may have a material adverse effect on our business, financial condition, results of operations and prospects.

Cyclical and Seasonal Impact on Industry

Our operational results and financial condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors including weather and general economic conditions, as well as conditions in other oil and natural gas producing regions. Any decline in natural gas prices could have an adverse effect on our financial condition.

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity which could impact the our production and future revenues. In addition high demand for equipment in winter months for areas limited to winter access could result in increased costs and the inability to execute our desired exploration and development programs.

Third Party Credit Risk

We may be exposed to third party credit risk through contractual arrangements with our current or future joint venture partners, marketers of our petroleum and natural gas production, commodity price and currency hedge contract counterparties, and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in our ongoing capital program, potentially delaying the program and the results of such program until we find a suitable alternative partner.

Conflicts of Interest

Certain directors of the Company are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the Business Corporations Act (Alberta) (the “ABCA”).

Reliance on Key Personnel

Our success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on our business, financial condition, results of operations and prospects. The contributions of the existing management team to the immediate and near term operations of the Company are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that we will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Company.

Operations in Other Jurisdictions and Other Business Activities

Our operations and the expertise of our management are currently focused on conventional shallow, unconventional tight oil and gas, and heavy oil exploration, production, development and marketing in the Western Canadian Sedimentary Basin. In the future, we may acquire oil and gas properties outside this geographic area. In addition, we could acquire other energy related assets, such as oil and natural gas processing plants or pipelines. Expansion of our activities into new areas may present new additional risks or alternatively, increase the exposure to one or more of the present risk factors, which may result in future operational and financial conditions of the Company being adversely affected. In either case, our future operational and financial conditions could be materially adversely affected.

Lender Limitations on Dividends on Common Shares and Cash Repurchases of Common Shares

Under the terms of the Credit Facility with our lenders, if the lenders determine that our borrowing base under the facility has been exceeded by the amount loaned and assuming there is not a demand for repayment we will be precluded from providing dividends on Common Shares and from paying cash for repurchases of Common Shares until our borrowing base no longer is in a shortfall position. Our lenders may also restrict our ability to pay dividends when we are in breach or default of agreements with the lenders.

Permitted Investments

We may invest in certain permitted investments of which the market value may fluctuate. For example, the prices of Canadian government securities, bankers’ acceptances and commercial paper react to economic developments and changes in interest rates. Commercial paper is also subject to issuer credit risk. Other permitted investments in energy-related entities will be subject to the general risks of investing in equity securities. These include the risks that the financial condition of issuers may become impaired or that the energy sector may suffer a market downturn. Securities markets in general are affected by a variety of factors including: governmental, environmental and regulatory policies; inflation and interest rates; economic cycles; and global, regional and national events.

Changes in Dividends

Perpetual’s Board of Directors assess the dividend on a monthly basis based on funds flow projections which incorporate our base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and our capital spending programs and projected production additions. Future dividends are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities and may vary materially from previous dividends.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future funds flows attributed to such reserves. The reserve and associated funds flow information set forth herein are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net funds flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, the Company’s independent reserves evaluators have used forecast prices and costs in estimating the reserves and future net funds flows as summarized herein. Actual future net funds flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and funds flows derived from our oil and gas reserves will vary from the estimates contained in the reserve evaluation, and such variations could be material. The reserve evaluation is based in part on the assumed success of the activities we intends to undertake in future years. The reserves and estimated funds flows to be derived therefrom contained in the reserve evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluation. The reserve evaluation is effective as of a specific effective date, and has not been updated and thus does not reflect changes in our reserves since that date.

Estimates of the Company’s natural gas reserves depend in large part upon the reliability of available geological and engineering data. Geological and engineering data are used to determine the probability that a reservoir of natural gas exists at a particular location and whether, and the extent to which, natural gas is recoverable from a reservoir. The reliability of reserve estimates depends on:

●	whether the prevailing tax rules and other government regulations will remain the same as on the date estimates are made;
●	whether existing contracts remain the same as on the date estimates are made;
●	whether natural gas and other prices will remain the same as on the date estimates are made;
●	the production performance of our reservoirs;
●	extensive engineering judgments;
●	the price at which recovered natural gas can be sold;
●	the costs associated with recovering natural gas;
●	the prevailing environmental conditions associated with drilling and production sites;
●	the availability of enhanced recovery techniques; and
●	the ability to transport natural gas to markets.

In accordance with applicable securities laws, McDaniel and GLJ have used forecast prices and costs in estimating the reserves and future net funds flows as summarized herein. Actual future net funds flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Operational Matters

Our operations may be delayed or unsuccessful for many reasons including cost overruns, lower natural gas prices, equipment shortages, mechanical and technical difficulties and labour problems. Our operations will also often require the use of new and advanced technologies which can be expensive to develop, purchase and implement and may not function as expected. We may experience substantial cost overruns caused by changes in the scope and magnitude of our operations, employee strikes and unforeseen technical problems including natural hazards which may result in blowouts, environmental damage or other unexpected or dangerous conditions giving rise to liability to third parties. In particular, drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. Drilling for natural gas could result in unprofitable efforts, not only from dry wells but from wells that are productive but do not produce enough net revenue to return a profit after drilling, operating and other costs. The costs of drilling, completing and operating wells are often uncertain. In addition, our operations depend on the availability of drilling and related equipment in the particular areas where exploration and development activities will be conducted. Demand for the equipment or access restrictions may affect the availability of that equipment and, consequently, delay operations.

Continuing production from a property, and to some extent marketing of production therefrom, is largely dependent upon economic variables and the ability of the operator of the property. Operating costs on most properties have increased over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat our claim to certain properties. A reduction in dividends on Common Shares could result in such circumstances and there may be a material adverse effect on our business, financial condition, results of operations and prospects.

Debt Service

Variations in interest rates and scheduled principal repayments could result in changes in the amount required to be applied to debt service. Although we believe the Credit Facility will be sufficient for our immediate requirements, there can be no assurance that the amount will be adequate for our future financial obligations or that additional funds will be able to be obtained.

Insurance Risk

Exploration for natural gas and the production of natural gas are hazardous undertakings. Natural disasters, operator error or other occurrences can result in oil spills, blowouts, cratering, fires, equipment failure and loss of well control which can injure or kill people, damage or destroy wells and production facilities and damage other property and the environment. Losses and liabilities arising from such events could reduce our revenues or increase costs and have a material adverse effect on our operations or financial condition.

Although we maintain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, we may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on our business, financial condition, results of operations and prospects.

Additional financing

Our primary source of bank financing is the Credit Facility with a syndicate of Canadian chartered financial institutions currently in the amount of $300 million. Upon completion of the Offering, pursuant to amendments which will be required to be made to the Credit Facility as a result of the issuance of the Notes, the total commitment on the Credit Facility will be reduced by $50 million to $250 million. The revolving nature of the Credit Facility is presently due to expire on May 31, 2011. The Company expects that the Credit Facility will be extended for an additional 365 days on the expiry date. If the Credit Facility is not extended it will be subject to a one year term-out provision and we will need to find alternative sources of financing. In addition, the Credit Facility is subject to semi-annual borrowing base redeterminations. The lenders’ assessments of the lending value attributable to tour reserves may limit the amount available under the Credit Facility. If alternative sources of financing are not available, or are more expensive than the current Credit Facility, we may be unable to effectively operate our business or pay dividends to Shareholders.

Financial Instruments

The nature of our operations results in exposure to fluctuations in commodity prices. We will monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to mitigate our exposure to these risks. We may be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. From time to time we may enter into risk management activities in an effort to mitigate the potential impact of declines in natural gas prices. These activities may consist of, but are not limited to:

●	buying a price floor under which we will receive a minimum price for natural gas production;
●	buying a collar under which we will receive a price within a specified price range for natural gas production;
●	selling call options to third parties, giving them the right to purchase natural gas from the Company at a specified price in future periods in exchange for an upfront cash payment to the Company;
●	entering into fixed price contract for natural gas production; and
●	entering into contracts to fix the basis differential between natural gas markets.

If product prices increase above the levels specified in our various hedging agreements, we would be precluded from receiving the full benefit of commodity price increases.

In addition, by entering into these hedging activities we may suffer financial loss if:

●	we are unable to produce sufficient quantities of natural gas to fulfill our obligations;
●	we are required to pay a margin call on a financial hedge contract; or
●	we are required to pay royalties based on a market or reference price that is higher than our hedged fixed or ceiling price.

Environmental Considerations

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require additional expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require us to incur costs to remedy such discharge. Although we believe that we will be in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on our business, financial condition, results of operations and prospects.

Compliance with health, safety and environmental laws and regulations could materially increase our costs. We will incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. These include costs to reduce certain types of air emissions and discharges and to remediate contamination at various facilities and third party sites where our products or wastes will be handled or disposed.

We are subject to statutory strict liability in respect of losses or damages suffered as a result of pollution caused by spills or discharges of petroleum from petroleum facilities covered by any of the Company’s licenses. As a result, anyone who suffers losses or damages as a result of pollution caused by our operations can claim compensation without needing to demonstrate that the damage is due to any fault on our part.

New laws and regulations, tougher requirements in licensing, increasingly strict enforcement of, or new interpretations of, existing laws and regulations and the discovery of previously unknown contamination may require future expenditures to:

●	modify operations;
●	install pollution control equipment;
●	perform site clean-ups; or
●	curtail or cease certain operations.

In addition, increasingly strict environmental requirements may affect product specifications and operational practices. Future expenditures to meet such specifications could have a material adverse effect on our current and future operations or financial condition. Any abandonment costs we incur will reduce cash available for dividends to Shareholders and other uses and may have a material adverse effect on our business, financial condition, results of operations and prospects.

We are proactive in our approach to environmental concerns. Procedures are in place to ensure that due care is taken in the day-to-day management of our properties. All government regulations and procedures are followed in adherence to the law. We believes in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to the Company.

Commodity Price, Foreign Exchange and Interest Rate Risk

The two most important factors affecting the level of cash available for payment on the Notes are the level of production achieved by the Company and the price received for our production. These prices are influenced in varying degrees by factors outside our control. Some of these factors include:

•	economic conditions which influence the demand for natural gas and the level of interest rates set by the governments of Canada and the U.S.;

•	weather conditions that influence the demand for natural gas;

•	transportation availability and costs; and

•	price differentials among markets based on transportation costs to major markets.

To mitigate these risks, we have an active gas price risk management program in place based on an established set of criteria that has been approved by Perpetual’s Board of Directors. The results of this program are reviewed against these criteria and the results actively monitored by the Board.

Beyond our price risk management strategy, we also mitigates risk by having a diversified gas marketing portfolio and by transacting with a number of counter-parties and limiting exposure to each counterparty.

The contracts that we have with aggregators of natural gas vary in length. They represent a blend of domestic markets with fixed and floating prices designed to provide price diversification to our revenue stream.

We are also subject to interest rate risk to the extent its Credit Facility bears interest at a floating rate based on the lender’s prime rate, and foreign exchange rate risk as a portion of our gas sales are on NYMEX and therefore denominated in U.S. dollars. We mitigate interest rate risk by having a portion of our overall debt in convertible debentures, which bear a fixed interest rate. The Company may enter into financial forward foreign exchange contracts in order to limit exposure to U.S. dollar sales from time to time, as we consider appropriate.